Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
     FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered a strong first quarter and acted to become a more focused medicines company
•	Net sales grew 4% (cc1, +10% USD) mainly driven by:
o	Entresto grew to USD 200 million, +126% (cc) driven by increased uptake world wide
o	Cosentyx was USD 580 million, +35% (cc) with strong growth in all indications and expanded access
o	Oncology returned to growth (+6% cc) driven by Promacta/Revolade, Tafinlar + Mekinist, Jakavi and recent launches
•	Core[1] operating income grew 4% (cc, +11% USD) as higher sales helped support growth and launch investments; Core EPS of USD 1.28, grew 6% (cc, +13% USD)
•	Operating income grew 17% (cc, +27% USD), mainly due to lower net impairment charges; net income grew 12% (cc, +22% USD); free cash flow[1] grew 15% to USD 1.9 billion
•	Alcon[2] continued to grow sales (+7% cc, +12% USD) and core operating income (+29% cc, +40% USD) as a result of improved operations, customer relationships and product launches
•	2018 Group and Division outlooks confirmed
•	Innovation momentum continuing:
o	Lutathera approved by FDA for treatment of gastroenteropancreatic neuroendocrine tumors
o	Glatopa 40mg approved by FDA and biosimilar infliximab received a positive CHMP opinion
o	2018 expected filings on track for potential blockbusters BAF312 and RTH258
•	Advancing Novartis strategy to become a more focused medicines company:
o	OTC Joint Venture stake agreed to be sold to GSK for USD 13.0 billion to focus on strategic priorities[3]
o	Agreement to acquire AveXis[4] positions Novartis for leadership in spinal muscular atrophy and gene therapy. Platform has broad applicability, including use with early Novartis pipeline assets
o	Luxturna, a gene therapy to restore functional vision, ex-US rights licensed from Spark Therapeutics
•	Three positions added to the ECN to support our strategic priorities: Chief Digital Officer, Chief Ethics, Risk and Compliance Officer and Global Head of Novartis Technical Operations

Key figures[1]	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Net sales	12 694	11 539	10	4
Operating income	2 447	1 922	27	17
Net income	2 028	1 665	22	12
EPS (USD)	0.87	0.70	24	14
Free cash flow	1 915	1 665	15
Core
Operating income	3 340	3 010	11	4
Net income	2 982	2 690	11	4
EPS (USD)	1.28	1.13	13	6

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Following the product transfers announced on October 24, 2017 and January 24, 2018, results from the Alcon Division in 2018 and 2017 include the Ophthalmic OTC products and a small portfolio of surgical diagnostic products, transferred from the Innovative Medicines Division effective January 1, 2018.
3 OTC Joint Venture sale subject to approval of GSK shareholders. 4 AveXis acquisition subject to the successful completion of the tender offer and customary closing conditions.

Basel, April 19, 2018 — Commenting on the results, Vas Narasimhan, CEO of Novartis, said:

“We continued our transformation this quarter to become a more focused medicines company.  We expect the proposed sale of the OTC JV stake, the acquisition of AAA and the proposed acquisition of AveXis to provide significant sales, return on capital, and innovative R&D platforms that will strengthen our pipeline. Operationally, we drove solid growth across all financial metrics, strong performance across our key growth brands, and continued Alcon’s strong recovery.”

GROUP REVIEW

First quarter financials

Net sales were USD 12.7 billion (+10%, +4% cc) in the first quarter, as volume growth of 9 percentage points (cc), including growth from Cosentyx and Entresto, was partly offset by the negative impacts of pricing (-3 percentage points) and generic competition (-2 percentage points).

Operating income was USD 2.4 billion (+27%, +17% cc) mainly driven by higher sales and lower net impairments partly offset by higher growth investments. Core adjustments amounted to USD 0.9 billion (2017: USD 1.1 billion).

Net income was USD 2.0 billion (+22%, +12% cc), driven by the strong operating income partially offset by lower income from associated companies.

EPS was USD 0.87 (+24%, +14% cc), driven by growth in net income and the lower number of shares outstanding.

Core operating income was USD 3.3 billion (+11%, +4% cc) as higher sales more than offset growth investments and Gleevec/Glivec generic erosion. Core operating income margin in constant currencies decreased 0.1 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a net increase of 0.2 percentage points to 26.3% of net sales.

Core net income was USD 3.0 billion (+11%, +4% cc) driven by growth in core operating income.

Core EPS was USD 1.28 (+13%, +6% cc), driven by growth in core net income and the lower number of shares outstanding.

Free cash flow amounted to USD 1.9 billion (+15% USD) compared to USD 1.7 billion in the prior year, mainly driven by higher cash flows from operating activities, partly offset by higher investments in intangible assets.

Innovative Medicines net sales were USD 8.4 billion (+12%, +6% cc) in the first quarter. Volume contributed 11 percentage points to sales growth, including Cosentyx and Entresto. Generic competition had a negative impact of 3 percentage points largely due to Gleevec/Glivec in the US and Europe and Ophthalmology. Pricing had a negative impact of 2 percentage points.

Operating income was USD 2.1 billion (+27%, +18% cc), mainly driven by higher sales and lower net impairment charges, partly offset by growth investments mainly for Cosentyx and Kisqali as well as for China field force expansion, and Gleevec/Glivec generic erosion. Core adjustments were USD 0.5 billion (2017: USD 0.7 billion). Core operating income was USD 2.6 billion (+12%, +4% cc). Core operating income margin in constant currencies decreased by 0.3 percentage points; currency had a positive impact of 0.3 percentage points, resulting in a margin of 31.3% of net sales, in line with prior year.

Sandoz net sales were USD 2.5 billion (+4%, -4% cc) in the first quarter as 6 percentage points of price erosion, mainly in the US, was partly offset by volume growth of 2 percentage points. US sales declined 18% mainly due to continued competitive pressure. Excluding the US, net sales grew by 5% (cc). Global Biopharmaceuticals grew 13% (cc) mainly driven by Rixathon (rituximab) and Erelzi (etanercept) sales in Europe.

Operating income was USD 409 million (+19%, +8% cc) mainly driven by continued gross margin improvement and gains from the divestment of non-strategic assets partly offset by higher growth investments in ex-US markets. Core operating income was USD 499 million (+8%, +1% cc). Core operating income margin in constant currencies increased 1.0 percentage point; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.9 percentage points to 19.8% of net sales.

Alcon net sales were USD 1.8 billion (+12%, +7% cc) in the first quarter, with growth in all product categories. Stock-in-trade movements accounted for approximately 1% (cc) of growth. Surgical grew +8% (cc), mainly driven by implantables, which include intraocular lenses (IOLs) and CyPass Micro Stent, and continued consumables growth. Vision Care grew +5% (cc) driven by continued double-digit growth of Dailies Total1.

Operating income was USD 90 million, compared to a loss of USD 2 million in the prior year, mainly driven by higher sales. Core operating income was USD 360 million (+40%, +29% cc). Core operating income margin in constant currencies increased by 3.4 percentage points; currency had a positive impact of 0.6 percentage points, resulting in a net increase of 4.0 percentage points to 20.2% of net sales.

The first quarter results continue to demonstrate the benefit from the actions taken as part of the turnaround plan, including improved operations, customer relationships and product launches. The strategic review is progressing, with potential action not likely before the first half of 2019.

Key growth drivers

Underpinning our financial results in the first quarter is a continued focus on key growth drivers, including Cosentyx, Entresto, Promacta/Revolade, Tafinlar + Mekinist, Gilenya, Jakavi, Kisqali, Tasigna and Kymriah as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Drivers (Q1 performance)
•
Cosentyx (USD 580 million, +35% cc) showed strong volume growth across all indications and most regions. In the US, Cosentyx showed strong prescription growth, while net sales in the first quarter were impacted by destocking at the specialty pharmacy level, and rebating for enhanced access to earlier lines of therapy.

•	Entresto (USD 200 million, +126% cc) continued to deliver strong performance driven by increased adoption by physicians both in the US and rest of the world.
•
Promacta/Revolade (USD 257 million, +41% cc) grew at a strong double-digit rate across all regions due to increased demand and continued uptake of the thrombopoietin class for chronic immune thrombocytopenia.

•	Tafinlar + Mekinist (USD 267 million, +33% cc) continued strong double-digit growth across all regions due to increased demand.
•	Gilenya (USD 821 million, +8% cc), with approximately 231,000 patients treated worldwide, grew driven by stock in trade movements in the US and demand in Europe.
•
Jakavi (USD 234 million, +30% cc) showed continued double-digit growth across all regions driven by the myelofibrosis indication, and reimbursement of the second-line polycythemia vera indication in additional countries.

•	Kisqali (USD 44 million) continues to progress with growth in the US and launches in the EU.
•	Tasigna (USD 466 million, +8% cc) grew strongly in most regions.
•	Kymriah (USD 12 million) commercial launch in the US continues to progress well.
•	Biopharmaceuticals (USD 335 million, +13% cc) grew mainly driven by launches of Rixathon (rituximab) and Erelzi (etanercept) in the EU, partly offset by competition for Glatopa 20 mg.
•
Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, grew (+13% USD, +8% cc) mainly driven by China (+18% cc) and Brazil (+11% cc).

Strengthen R&D

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the first quarter of 2018 include:

New approvals and regulatory opinions (in Q1)

•
Lutathera (lutetium Lu 177 dotatate) was approved by FDA for treatment of patients with somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors. This treatment was part of the Advanced Accelerator Applications acquisition.

•
Tasigna (nilotinib) was approved by FDA for the treatment of first- and second-line pediatric patients one year of age or older with Philadelphia chromosome-positive chronic myeloid leukemia in the chronic phase (Ph+ CML-CP).

•	Signifor LAR (pasireotide) was approved in Japan for use in Cushing’s disease.

•	Cosentyx (secukinumab) US label was updated to include moderate-to-severe scalp psoriasis, one of the difficult-to-treat types of psoriasis.

•
Sandoz Glatopa 40 mg/mL was approved by FDA. Glatopa 40 mg/mL is a three times-a-week treatment for relapsing forms of multiple sclerosis that is a fully substitutable, AP-rated, generic version of Teva’s Copaxone® (glatiramer acetate injection) 40 mg/mL. Building of inventory to support the launch started in the first quarter.

•	Sandoz proposed biosimilar infliximab (Janssen and Merck’s Remicade®) received a positive CHMP opinion.

•	Sandoz Generic Advair Diskus® received a complete response letter (CRL) from FDA.

Results from ongoing trials and other highlights (in Q1)

•
AveXis Inc. acquisition, if completed, would position Novartis to transform care in spinal muscular atrophy (SMA) and as a leader in gene therapy and Neuroscience. AVXS-101 has the potential to be a first-ever one-time gene replacement therapy for SMA. AveXis also offers a valuable gene therapy platform, and scalable manufacturing to accelerate potential future gene therapy programs and launches. The AveXis acquisition, announced in April, is subject to the successful completion of the tender offer and customary closing conditions.

•
Luxturna (voretigene neparvovec-rzyl), an investigational one-time gene therapy to restore functional vision, was licensed from Spark Therapeutics. Novartis will develop and commercialize the treatment outside the US; Spark Therapeutics retains US rights.

•
Kymriah ELIANA trial results were published in NEJM showing longer-term durable remissions in children and young adults with r/r ALL. An analysis of 75 patients with median follow-up of more than a year demonstrated an overall remission rate of 81%. Kymriah was detected in patients up to 20 months following administration, demonstrating long-term persistence.

•
Cosentyx continues to build on its strong efficacy profile. The SCULPTURE study showed two thirds of patients reported no impact of skin disease on their quality of life over 5 years. The SCALP study data presented at AAD showed that a majority of patients with scalp psoriasis on Cosentyx achieved clear skin (PSSI 90) at Weeks 12 and 24 and improved quality of life.

•
Entresto (sacubitril/valsartan) post-hoc analysis of PARADIGM-HF published in JAMA Cardiology shows heart failure patients treated with Entresto experienced significant improvements in physical and social activities, particularly in intimate/sexual relationships and household chores, compared to those taking enalapril. Benefits were seen within eight months and persisted during the three-year follow up period.

•
BAF312 (siponimod) EXPAND publication in The Lancet showed typical SPMS patients taking siponimod had significant reductions in the risk of three- and six-month confirmed disability progression versus placebo and favorable outcomes in other relevant measures of MS disease activity. Novartis has initiated the submission of siponimod for US approval in SPMS and plans to launch in first half 2019. Filing for EU approval is planned to follow later in 2018.

•
RTH258 (brolucizumab) Phase III data were presented at the 41st Annual Macula Society Meeting. These data showed that Q12 brolucizumab was non-inferior to Q8 aflibercept in a pre-specified secondary endpoint of change in best-corrected visual acuity from baseline, averaged over weeks 36 to 48. Additional brolucizumab data from the trials will be presented at the Association for Research in Vision and Ophthalmology (ARVO) 2018 Annual Meeting in the second quarter.

•
Xolair (omalizumab) was recommended under new global urticaria guidelines, for patients unresponsive to antihistamine. Xolair is the only licensed treatment option for Chronic Spontaneous Urticaria, a subtype of this condition.

•
Ultibro Breezhaler showed significant improvements in cardiac and lung function in COPD patients with lung hyperinflation, compared to placebo. The CLAIM study data was published in the Lancet Respiratory Medicine.

•
Pear Therapeutics and Novartis entered into an agreement to collaborate on prescription software applications aimed to treat patients with schizophrenia and MS. Pear's prescription digital therapeutics are designed to deliver clinically-proven treatments, such as cognitive behavioral therapy, to patients through mobile and desktop applications.

•
Science 37 and Novartis expanded an alliance to advance a virtual clinical trials program. The virtual trials model aims to make studies more accessible, opening up participation for remote or underserved communities while helping advance the development of innovative medicines.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In the first quarter of 2018, 14.6 million shares (USD 0.6 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. In the same quarter, Novartis bought back 1.3 million shares (USD 0.1 billion) from employees. Consequently, the total number of shares outstanding increased by 13.3 million versus December 31, 2017. These treasury share transactions resulted in a net cash inflow of USD 0.3 billion. Novartis aims to offset the dilutive impact from equity based participation plans of associates over the remainder of the year.

In the first quarter of 2018, Novartis issued a euro bond of USD 2.8 billion (notional amount EUR 2.25 billion) for general corporate purposes, including the acquisition of Advanced Accelerator Applications S.A.

As of March 31, 2018, the net debt increased by USD 8.7 billion to USD 27.7 billion versus December 31, 2017. The increase was mainly driven by the USD 7.0 billion annual dividend payment and M&A related net payments of USD 3.5 billion, partly offset by USD 1.9 billion free cash flow in the first quarter of 2018. The long-term credit rating for the company continues to be double-A (Moody’s Investors Service Aa3; S&P Global Ratings AA-; Fitch Ratings AA).

2018 Outlook

Barring unforeseen events

We confirm our outlook as presented at the beginning of 2018. Group net sales in 2018 are expected to grow low to mid single digit (cc).

From a divisional perspective, we expect net sales performance (cc) in 2018 to be as follows:
•	Innovative Medicines: grow mid single digit
•	Sandoz: broadly in line to a slight decline
•	Alcon: grow low to mid single digit

Group core operating income in 2018 is expected to grow mid to high single digit (cc).

If mid-April exchange rates prevail for the remainder of 2018, the currency impact for the year would be positive 4 percentage points on net sales and positive 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

The OTC JV stake is classified as an asset held for sale as of March 31, 2018. As a result, in accordance with IFRS, no income from associated companies will be recorded from the OTC JV from April 1, 2018 up to the closure of the divestment. Upon closure of the OTC JV divestiture, which is expected in the second quarter of 2018, Novartis expects to record a substantial one-time net income gain.

Summary Financial Performance

Innovative Medicines	Q1 2018	Q1 2017 restated [1]	% change
	USD m	USD m	USD	cc
Net sales	8 398	7 518	12	6
Operating income	2 135	1 680	27	18
As a % of sales	25.4	22.3
Core operating income	2 631	2 355	12	4
As a % of sales	31.3	31.3

Sandoz	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Net sales	2 517	2 430	4	-4
Operating income	409	343	19	8
As a % of sales	16.2	14.1
Core operating income	499	460	8	1
As a % of sales	19.8	18.9

Alcon	Q1 2018	Q1 2017 restated [1]	% change
	USD m	USD m	USD	cc
Net sales	1 779	1 591	12	7
Operating income/loss	90	- 2	nm	nm
As a % of sales	5.1	-0.1
Core operating income	360	258	40	29
As a % of sales	20.2	16.2

Corporate	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Operating loss	-187	-99	-89	-75
Core operating loss	-150	-63	-138	-120

Total Group	Q1 2018	Q1 2017	% change
	USD m	USD m	USD	cc
Net sales	12 694	11 539	10	4
Operating income	2 447	1 922	27	17
As a % of sales	19.3	16.7
Core operating income	3 340	3 010	11	4
As a % of sales	26.3	26.1
Net income	2 028	1 665	22	12
EPS (USD)	0.87	0.70	24	14
Cash flows from operating activities	2 514	2 045	23
Free cash flow	1 915	1 665	15
nm = not meaningful
[1] Restated to reflect the product transfers between Innovative Medicines and Alcon divisions, announced on October 24, 2017 and January 24, 2018.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2185317/844468.pdf

Novartis Q1 2018 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “to become,” “outlooks,” “momentum,” “positive CHMP opinion,” “expected,” “on track,” “potential,” “strategy,” “to become,” “agreed to be sold,” “strategic,” “priorities,” “Agreement to acquire,” “positions,” “pipeline,” “subject to,” “began,” “expect,” “if completed,” “to provide,” “will,” “proposed,” “to build,” “continue,” “plan,” “strategic review,” “progressing,” “potential,” “likely,” “growth drivers,” “clinical development,” “ongoing,” “if completed,” “would,” “platform,” “to accelerate,” “investigational,” “initiated,” “submission,” “planned,” “recommended,” “to advance,” “aims,” “plans,” “launch,” “priority,” “outlook,” “launched,” “priority review,” “fast track,” “breakthrough therapy,” “filed,” “filing,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome of the tender offer for the shares of AveXis Inc. to be commenced by Novartis, and the potential impact on Novartis of the proposed acquisition, including express or implied discussions regarding potential future sales or earnings of Novartis, and any potential strategic benefits, synergies or opportunities expected as a result of the proposed acquisition; or regarding the potential outcome of the strategic review being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact of the significant acquisitions and reorganizations of recent years; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed tender offer or the acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time. Nor can there be any guarantee that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition. Nor can there be any guarantee that the strategic review being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time, or that the result of the strategic review will in fact maximize shareholder value. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the  significant acquisitions and reorganizations of recent years. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release, as well as potential regulatory actions or delays with respect to the development of the products described in this release; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of AveXis into the Novartis Group subsequent to the closing of the transaction and the timing of such integration; potential adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key AveXis personnel and customers; the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions and reorganizations of recent years may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the shares of common stock of AveXis, Inc. described in this announcement has commenced and is being made pursuant to a tender offer statement on Schedule TO-T and related materials filed by Novartis and an indirect wholly owned subsidiary with the U.S. Securities and Exchange Commission (the “SEC”). In addition, AveXis, Inc. has filed a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC. The Schedule TO Tender Offer Statement (that includes an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials and all other documents filed by, or caused to be filed by, Novartis and an indirect wholly owned subsidiary and AveXis, Inc. with the SEC are available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials also may be obtained for free under the “Investors—Financial Data” section of Novartis’s website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents also may be obtained for free from AveXis, Inc. under the “Investor + Media” section of the AveXis, Inc.’s website at http://investors.avexis.com/phoenix.zhtml?c=254285&p=irol-IRHome

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd. Remicade® is a registered trademark of Janssen Biotech, Inc. Advair Diskus® is a registered trademark of Glaxo Group Ltd. Stelara® is a registered trademark of Janssen Biotech, Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 124,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
May 15-16, 2018   Meet Novartis Management investor event in Basel
July 18, 2018      Second quarter results 2018
October 18, 2018  Third quarter results 2018